PRINCIPAL FUNDS, INC.
AMENDED AND RESTATED
ADMINISTRATIVE SERVICES AGREEMENT

AGREEMENT to be effective May 1, 2010, by and between PRINCIPAL FUNDS, INC., a
Maryland corporation (hereinafter called the “Fund”) and PRINCIPAL MANAGEMENT
CORPORATION, an Iowa corporation (hereinafter called the “Administrator”).

WHEREAS, the common stock of the Fund is currently divided into a number of separate series of shares each corresponding to a distinct portfolio of securities; and

WHEREAS, pursuant to Rule 18f-3 of the Investment Company Act of 1940, the Fund's
Board of Directors has established multiple classes of shares of the various series, including the
R-1, R-2, R-3, R-4 and R-5 classes (the "Plan Classes") which are designed for sale in the employer sponsored retirement plan market; and

WHEREAS, the Fund desires the Administrator to provide, and the Administrator is willing to provide, administrative services to each of the series of the Fund that currently exists or hereafter is created and that offers the Plan Classes (the “Series”) on the terms and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the premises and mutual agreements herein contained, the parties hereto agree as follows:

1.	APPOINTMENT OF THE ADMINISTRATOR
The Fund hereby appoints the Administrator to act as the administrator of the Plan Classes and in that capacity to furnish the Fund with the services set forth in Section 2 below and to assume responsibility for paying the expenses of the Fund identified in Section 4 below. The
Administrator agrees to act, perform or assume the responsibility therefore in the manner and subject to the conditions hereinafter set forth.

2.	SERVICES FURNISHED BY THE ADMINISTRATOR
The Administrator shall provide shareholder and administrative services (the “Shareholder
Services”) to the retirement plans and other beneficial owners (collectively “Beneficial Owners”)
of the Plan Classes (the “Plans”). Shareholders Services shall not include any activities or expenses that are primarily intended to result in the sale of additional shares of the Fund.
Shareholders Services and related expenses may include, but are not limited to, the following:
(i) receiving, aggregating and processing purchase, exchange and redemption requests from
Beneficial Owners;
(ii) providing Beneficial Owners with a service that invests the assets of their accounts in Fund shares pursuant to pre-authorized instructions;
(iii) processing dividend payments from the Fund on behalf of Beneficial Owners and changing shareholder account designations;
(iv) acting as shareholder of record and nominee for Beneficial Owners;
(v) maintaining account records for Beneficial Owners;
(vi) providing notification to Beneficial Owners regarding transactions affecting their accounts;
(vii) forwarding prospectuses, financial reports, tax information and other shareholder communications from the Fund to Beneficial Owners;

(viii) distributing, receiving, tabulating and transmitting voting instructions from Beneficial
Owners; and
(ix) other similar administrative services.

3.	RESERVED RIGHT TO DELEGATE DUTIES AND SERVICES TO OTHERS
In providing the services described in Section 2, the Administrator may contract with others, at its own expense, for data systems, processing services and other administrative services. The
Administrator may at any time or times in its discretion appoint (and may at any time remove)
other parties, including parties with which the Administrator is affiliated, as its agent to carry out such provisions of the Agreement as the Administrator may from time to time direct; provided, however, that the appointment of any such agent shall not relieve the Administrator of any of its responsibilities or liabilities hereunder.

4.	COMPENSATION FOR SERVICES
The Fund will pay the Administrator a fee as described in Schedule A hereto for services provided pursuant to this agreement.

5.	LIMITATION OF LIABILITY OF THE ADMINISTRATOR
The Administrator shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Fund in connection with the matters to which this Agreement relates, except a loss resulting from willful misfeasance, bad faith or gross negligence on the Administrator’s part in the performance of its duties or from reckless disregard by it of its obligations and duties under this Agreement.

6.	TERM AND RENEWAL
This Agreement will be effective on May 1, 2010 and will continue in effect thereafter from year to year provided that each continuance is approved annually by the Board of Directors of the
Fund and by the vote of a majority of the directors who are not interested persons of the
Administrator, Principal Life Insurance Company or the Fund cast in person at a meeting called for the purpose of voting on such approval.

7.	TERMINATION OF THIS AGREEMENT
This Agreement may, on sixty days written notice, be terminated at any time without the payment of any penalty, by the Board of Directors of the Fund, or by the Administrator.

8.	AMENDMENT OF THIS AGREEMENT
No provision of this Agreement may be changed, waived, discharged or terminated orally, but only by an instrument in writing signed by the party against which enforcement of the change, waiver, discharge or termination is sought.

9.	ADDRESS FOR PURPOSE OF NOTICE
Any notice under this Agreement shall be in writing, addressed and delivered or mailed, postage prepaid, to the other party at such address as such other party may designate for the receipt of such notices. Until further notice to the other party, it is agreed that the address of the Fund and that of the Administrator for this purpose shall be the Principal Financial Group, Des Moines,
Iowa 50392-0200.

10. MISCELLANEOUS
The captions in this Agreement are included for convenience of reference only, and in no way define or limit any of the provisions hereof or otherwise affect their construction or effect. This

Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized.

Principal Funds, Inc.

By /s/ Nora Everett
Nora M. Everett
President and Chief Executive Officer

Principal Management Corporation

By /s/ Michael J. Beer
Michael J. Beer, Executive Vice President

PRINCIPAL FUNDS, INC.

SCHEDULE A

The Fund shall pay the Administrator, for each Series, and for each new series added by the
Fund hereafter for which the Administrator provides services as described in this Agreement a fee computed at an annual rate as follows:

Share	Fees as a Percentage of Average
Class	Daily Net Assets of the Series
R-1	0.28%
R-2	0.20%
R-3	0.07%
R-4	0.03%
R-5	0.01%